

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2023

Tianhang Xiao
Chief Executive Officer, Director, and Chairman
Xuhang Holdings Ltd
Building 2, Shangtanghe 198 Cultural and Creative Park
198 Shenban Road
Gongshu District, Hangzhou City, Zhejiang Province
The People's Republic of China, 310000

> **Re: Xuhang Holdings Ltd**
> **Registration Statement on Form F-1**
> **Filed March 31, 2023**
> **File No. 333-271029**

Dear Tianhang Xiao:

     We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-1

Prospectus Summary
Permissions or Approval Required from the PRC Authorities for Our Operations and Offering, page 15

1. We note your disclosure regarding CSRC Announcement No. 43. In your prospectus summary, please revise to clarify the nature of the filings you are required to make, your current status in the CSRC review process, and the consequences if you do not comply with Announcement No. 43. Also revise your statements in the prospectus that neither you nor your PRC subsidiaries (1) are required to obtain permission from any of the PRC authorities to operate and issue your Ordinary Shares to foreign investors, (2) are subject

to approval requirements from the CSRC, the CAC, or any other entity to approve your operations, and (3) have been denied such permissions by any PRC authorities accordingly.

 Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li, Esq.